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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                           Commission File Number    0-16152
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                           NOTIFICATION OF LATE FILING

   (Check One):   [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q

[ ] Form N-SAR

         For Period Ended:          September 30, 1999
                          ------------------------------------------------------
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          METRISA, INC.
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Former name if applicable

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Address of principal executive office (Street and Number)

     25 WIGGINS AVENUE
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City, state and zip code    BEDFORD, MASSACHUSETTS  01730
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
[X] report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's Form 10-KSB for the fiscal year ended September 30, 1999 could not be filed within the time period prescribed by the Securities Exchange Act of 1934 without reasonable effort or expense because of recent significant turnover of the registrant's accounting and financial staff. The two employees of the registrant holding the titles of Treasurer, Chief Financial Officer and Controller have all left the registrant's employ within the last six months, and have yet to be replaced on a permanent basis. In particular, the unexpected departure of the Controller two weeks following the registrant's fiscal year-end made the year-end closing and audit process much more difficult and time consuming. The combination of these staff changes has made it impracticable for the registrant to complete its Form 10-KSB for the fiscal year ended September 30, 1999 in a timely manner.

     The Company is diligently working to complete the form 10-KSB and expects to file it in its entirety on or before the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             DAVID J. BROWN                        (617)           248-4056
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                 (Name)                         (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  METRISA, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      DECEMBER 29, 1999             By  /s/ John E. Wolfe
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                                            John E. Wolfe, President


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ATTACHMENT A
METRISA, INC.

Anticipated changes in results of operations for the fiscal year ended September 30, 1999 as compared to the fiscal year ended September 30, 1998.

Metrisa, Inc. (the "Company") expects to report a net loss for the fiscal year ended September 30, 1999 after reporting positive net income for the fiscal year ended September 30, 1998. The Company expects to report a net loss of approximately $1,100,000 on sales of approximately $7,600,000, for the fiscal year ended September 30, 1999 as compared to net income of $220,584, on sales of $8,252,450, for the fiscal year ended September 30, 1998.

The Company attributes the net loss for the fiscal year ended September 30, 1999, to a decrease in sales of approximately 7% primarily due to a reduction in sales in Asia, and a reduction in viscosity product sales worldwide. In addition, selling, general and administrative expenses increased due to increased amortization expense, increased bad debt reserves, and other selling and marketing expense increases. A restructuring charge related to the move of a division is also included in fiscal 1999's loss as well as increased interest expense associated with the $2M debt financing secured in September of 1998.